UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
the Securities Exchange Act of 1934
Dated 22 June 2015
Commission File Number: 001-31318
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za
Willie Jacobsz
Tel
+1 617 535 7545
Mobile +1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
UPDATE ON SEC INVESTIGATION INTO GOLD

Johannesburg, 22 June 2015: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) has been informed by the Foreign
Corrupt Practices Act Unit of the United States Securities Exchange
Commission (the Commission) that it has concluded its investigation in connection with the Black Economic Empowerment (BEE)
transaction related to South Deep and, based on the information available to them, will not recommend to the Commission that enforcement action be taken against Gold Fields.
The notice has been provided under the guidelines set out in the final paragraph of the Securities Act Release No 5310, which states in part that the notice "must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff's investigation .
Enquiries
Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za

Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email:
Willie.Jacobsz@gfexpl.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral
Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 22 June 2015
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer